Solarfun Expands PV Distribution Channel in Japanese Market

SHANGHAI, August 17, 2010 -- Solarfun Power Holdings Co., Ltd. ("Solarfun" or the "Company") (Nasdaq: SOLF), a vertically integrated manufacturer of silicon ingots, wafers and photovoltaic ("PV") cells and modules in China, today announced it has signed a PV module distribution agreement with Fujimi Fine Technology Inc. (“Fujimi Fine Technology”), a leading manufacturer of silicon wafers and distributor of semiconductor products.  Fujimi Fine Technology will act as a non-exclusive distributor of Solarfun's products in Japan for one year.

Dr. Peter Xie, Chief Executive Officer of Solarfun, commented, “Japan has historically been a mature and stable solar power market. With the new incentives and subsidies that were passed by Japan’s government in November 2009, Japan is now a sizeable and growing market. This cooperation with Fujimi Fine Technology expands our business reach in Japan, which historically was one of the hardest markets to penetrate for Chinese companies. Our products meet international quality standards and incorporate state-of-the-art technology. We believe our products will be attractive for Japanese customers and we are pleased to have the opportunity to work with Fujimi, a company known for its value-added, local and high levels of customer service in Japan.”

Ouyang Yu, Asia Pacific Sales Vice President & General Manager of Solarfun, added, “Japan had been the largest producer of solar cells before it was surpassed by Germany in 2005. Incentives and subsidies in Japan resumed in 2009, triggering a doubling of PV installations that year. Nearly 90 percent of shipments to Japan are estimated to be for household use.  With this agreement, we will boost our presence in Japan and be able to access this large retail on- and off-grid market.”

Hironori Watanabe, President & Chief Executive Officer of Fujimi Fine Technology, commented, “This partnership with Solarfun will allow us to offer our customers modules with high quality and high efficiency at a discount to equivalent modules that are available from Japanese manufacturers. The Japanese government is formulating a plan for a 10-fold increase in solar power generating capacity by 2030. As part of this plan, the government will try to halve the price of a solar power home system in the next three to five years.  With this relationship with Solarfun, we believe we will be able to help meet market demand in Japan.”

About Solarfun
Solarfun Power Holdings Ltd. (NASDAQ: SOLF) is a leading manufacturer of solar PV cells and modules in China, focusing on delivering high quality and reliable products at competitive prices. Solarfun produces its monocrystalline and polycrystalline products at its internationally certified, vertically-integrated manufacturing facilities. Solarfun partners with third-party distributors, OEM manufacturers, and system integrators to sell its modules into large-scale utility, commercial and governmental, and residential/small commercial markets. Solarfun maintains a strong global presence with local staff throughout Europe, North America, and Asia. Solarfun embraces environmental responsibility and sustainability by taking an active role in the photovoltaic cycle voluntary recycling program. For more information, visit: www.solarfun-power.com.
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About Fujimi Fine Technology Inc.
Founded in 1972, Fujimi Fine Technology Inc. is a leading manufacturer silicon wafers for the semiconductor industry using recycled and reclaimed material.  Using proprietary processes, the company provides end-to-end services, including material sourcing, technology development, quality control, cleaning, polishing, film coating, and measurement, in the production of high quality wafers that range from 50 to 300mm in diameter, and less than 100 μm in thickness.  The company is diversifying into the PV business by leveraging its expertise in silicon wafers and strong distribution channels in Japan. For more information, visit www.ffti.jp.

SAFE HARBOR STATEMENT
This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve inherent risks and uncertainties and actual results may differ materially from such estimates depending on future events and other changes in business climate and market conditions. Solarfun disclaims any obligation to update or correct any forward-looking statements.
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